September 17, 2025

Mario Moreno Cortez
Finance Coordinator
GRUPO SIMEC, S.A.B. de C.V.
Calzada L  zaro C  rdenas 601
Colonia La Nogalera
Guadalajara , Jalisco
M  xico 44440

       Re: GRUPO SIMEC, S.A.B. de C.V.
           Form 20-F for Fiscal Year Ended December 31, 2024
           Response dated September 3, 2025
           File No. 001-11176
Dear Mario Moreno Cortez:

        We have reviewed your September 3, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
19, 2025 letter.

Form 20-F for Fiscal Year Ended December 31, 2024
Item 5. Operating and Financial Review and Prospects, page 41

1.     We have read your response to prior comment 4. Based on the exchange gains and
       losses recorded during the periods presented and disclosures in note 23 regarding your net monetary position in foreign currency, please address the following items.
           Tell us where and how exchange gains and losses are presented in your statements of cash flows.
           Tell us how you determined amounts identified as    Effects of
exchange rate
           changes on the balance of cash and cash equivalents held in foreign currencies presented in your statements of cash flows, including if and how the amounts relate to the exchange gains and losses recorded. In this regard, we note the
 September 17, 2025
Page 2

          apparent significance of cash and cash equivalents to the net monetary asset position in foreign currency.
2. We have read your response to prior comment 5. Please more fully address the following items.
           You state idle assets are accounted for in accordance with IAS 16. Tell us, and revise future filings to clarify, if idle assets are being depreciated and, if not, explain to us how you considered the guidance in paragraph 55 of IAS 16.
           You state you engaged an appraiser to determine the fair value of Republic Steel's assets for the purposes of assessing potential impairment under IAS 36 and that no impairment was identified in 2024. Based the lack of cash flows related to the assets, tell us, and revise future filings to clarify, how estimated fair value was determined, including the amount or percentage by which estimated fair value exceeds carrying value.
           You state "As of December 31, 2024, a portion of Republic Steel's inventory consisted of steel products that, if sold at current market prices, would generate a loss; therefore, this inventory remains unsold". Your statement appears to indicate the carrying value of inventory may be greater than its net realizable value. Tell us, and disclose in future filings, the amount of the loss and explain to us how you determined US inventory, including coke inventory, is appropriately recorded at the lower of cost or net realizable value at December 31, 2024 as required by IAS 2.
Item 15. Controls and Procedures, page 92

3. As requested in prior comment 6, please amend your Form 20-F for the year ended
       December 31, 2024 to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report as required by Item
       15(a) of Form 20-F.
Item 18. Consolidated Financial Statements
22. Other income (expenses), net, page F-35

4. As requested in prior comment 7, please explain to us the specific nature of amounts identified as Republic and GV "account debugging". In the event account debugging represents revisions or error corrections, please tell us how you considered the guidance in IAS 8 and how you considered the items in your control assessments.
        Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing